OTCBB: MRDDF	TSX-V: MAD	FSE: MRG

Unit 1, 15782 Marine Drive, White Rock, BC. V4B 1E6
Tel: (604)536-2711   www.mirandagold.com

MIRANDA ACQUIRES TWO PROJECTS IN NEVADA’S WALKER LANE

Vancouver, BC, Canada –November 1, 2012 – Miranda Gold Corp. (“Miranda”) (TSX-V: MAD) is pleased to announce that it has recently acquired the Mustang and Kilby Flats projects in the Walker Lane, Nevada.

These acquisitions were a direct result of an ongoing remote sensing and ground reconnaissance program designed to identify intermediate to high-sulfidation prospects by targeting strong alunite with kaolinite and illite alteration systems.  Intermediate to high-sulfidation deposits have been the most robust gold discoveries in the Walker Lane and abundant alunite can be an indirect indicator for this style of gold deposit.

In conjunction with claim staking open ground, Miranda has acquired a 100% interest in Teslin River Resources Corp. (“Teslin”) Mustang project located in Nye County, Nevada.  Miranda has paid Teslin $40,000; delivered Teslin 300,000 shares of Teslin owned by Miranda and granted Teslin a 1% net smelter return royalty on the 72 claims acquired from Teslin.  The Mustang property is 20 miles (32 km) south of Gabbs, and eight miles (12.8 km) southeast of the historic Paradise Peak Mine. Following staking open ground the project now totals 142 claims for approximately 2,900 acres.  In 2011 Teslin drilled an eight-hole program on the property from which they reported:

•	25 ft of 0.081 oz Au/t within 39.4 ft of 0.050 oz Au/t (7.6 m of 2.76 g Au/t within 12 m of 1.71 g Au/t) in M1106, and
•	39.4 ft of 0.022 oz Au/t (12 m of 0.75 g Au/t) in M1105

Miranda believes that this mineralization is open to the south and the west. This drill-indicated mineralization falls within a three-mile (4.8 km) long, north-trending, fault-bounded corridor controlling the distribution of altered felsic tuff and mineralized faults, veins, breccia and quartz stockwork.  Miranda’s surface rock sampling on the Mustang property shows values up to 0.867 oz Au/t and 155 oz Ag/t (29.7 g Au/t and 5310 g Ag/t). Samples also show local enrichment in copper, lead, zinc, and bismuth similar to the geochemistry reported at the Paradise deposit. The Teslin drill holes were never offset.

Miranda has also staked 131 claims (2,700 acres) comprising the Kilby Flats project located in Esmeralda - County, Nevada.  The Kilby Flats project is also characterized by alunite-illite-kaolinite alteration anomalies and has surface values from undetectable to a high of 0.018 oz Au/t (0.600 g Au/t). The Kilby Flats project shows strong concentric zoning of kaolinite inward to illite-alunite alteration over several square kilometers.  Kilby Flats is an example of Miranda’s ongoing Nevada reconnaissance program that focuses on identifying new areas with the potential to host large gold deposits.

In keeping with its joint venture business model, Miranda will look for exploration funding partners for these two projects.

All data disclosed in this press release, including sampling, analytical and test data, have been reviewed and verified by Vice President of Exploration Joseph Hebert, C.P.G., B.Sc. Geology and Qualified Person as defined by National Instrument 43-101.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada, Alaska and Colombia and whose emphasis is on generating gold exploration projects with world-class discovery potential.  Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk.  Miranda has ongoing partnerships with Agnico-Eagle (USA) Inc., Montezuma Mines Inc., Navaho Gold Ltd., NuLegacy Corporation, Ramelius Resources Ltd., and Red Eagle Mining Corporation.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham
President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Joe Hebert, Vice President, Exploration at 775-738-1877.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC.

This news release contains forward-looking statements that are based on the Company’s current expectations and estimates. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “suggest”, “indicate” and other similar words or statements that certain events or conditions “may” or “will” occur. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements.   Such factors include, among others: the actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans to continue to be refined; possible variations in ore grade or recovery rates; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; and fluctuations in metal prices.  There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.